UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 4, 2023

Perception Capital Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40976	98-1578608
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3109 W 50th St., #207 Minneapolis, MN	55410
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (952) 456-5300

315 Lake Street East, Suite 301, Wayzata, MN 55391

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	PCCTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	PCCT	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PCCTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Subscription Agreement

On October 4, 2023, Perception Capital Corp. II (“PCCT”) entered into a subscription agreement with Polar Multi-Strategy Master Fund (“Polar”) to cover working capital requirements of the Company prior to PCCT consummating an initial business combination (the “Subscription Agreement”). Pursuant to the terms and subject to the conditions of the Subscription Agreement, Polar agreed to contribute $650,000 to PCCT (the “Capital Contribution”), which shall be repaid to Polar by PCCT upon closing of an initial business combination (the “Closing”). In consideration of the foregoing Capital Contribution, PCCT has agreed to issue, or to cause the surviving entity following the Closing (the “Surviving Entity”) to issue, 0.9 shares of common stock of the Surviving Entity (“Common Stock”) for each dollar of the Capital Contribution funded as of or prior to the Closing. The Capital Contribution is non-interest bearing and shall be repaid by PCCT to, and at the election of, Polar (i) in Common Stock, at a rate of 0.1 shares of Common Stock for each dollar of the Capital Contribution funded as of the Closing or (ii) in cash. PCCT shall enter into a registration rights agreement with Polar in connection with the Closing, and any shares of Common Stock issued to Polar pursuant to the Subscription Agreement shall be registered on the first registration statement filed by the Surviving Company following the Closing, which shall be filed no later than 30 days following the Closing and declared effective no later than 90 days following the Closing. Upon certain events of default under the Subscription Agreement, PCCT shall issue to Polar 0.1 shares of Common Stock (“Default Shares”) for each dollar of the Capital Contribution funded as of the date of such default, and for each month thereafter until such default is cured, subject to certain limitations provided for therein.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Sponsor Letter Agreement

Perception Capital Partners II LLC, PCCT’s sponsor (the “Sponsor”), delivered to PCCT a letter agreement to facilitate PCCT’s fundraising efforts (the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, the Sponsor agreed to forfeit for cancellation (i) 585,000 Class B ordinary shares, par value $0.0001 per share, of PCCT concurrently with the Closing and (ii) following the Closing, the number of shares of Common Stock equal to the number of Default Shares, if any, issued by the Surviving Entity to Polar in accordance with the Subscription Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information disclosed under Item 1.01 of this Current Report on Form 8-K (this “Report”) is incorporated into this Item 2.03 to the extent required herein.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 9, 2023, PCCT received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that PCCT is not in compliance with Listing Rule 5450(a)(2) of the Nasdaq Global Market in connection with its listing of PCCT’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), which requires PCCT to maintain a minimum of 400 total holders of its Class A Ordinary Shares for continued listing on the Nasdaq Global Market. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of PCCT’s securities on the Nasdaq Global Market.

The Notice states that PCCT has until November 24, 2023 to submit a plan to regain compliance with Listing Rule 5450(a)(2). PCCT intends to respond within the required timeframe and is evaluating its options regarding a plan that it may submit in response to the Notice. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Notice to evidence compliance with Listing Rule 5450(a)(2). If Nasdaq does not accept PCCT’s plan, PCCT will have the opportunity to appeal Nasdaq’s determination.

Item 3.02	Unregistered Sales of Equity Securities

The information disclosed under Item 1.01 of this Report is incorporated into this Item 3.02 to the extent required herein.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. As previously disclosed, PCCT entered into an Agreement and Plan of Merger (the “Merger Agreement” and the transactions contemplated thereby, the “Business Combination”) by and between PCCT, Perception Spectaire Merger Sub Corp., a Delaware corporation and direct wholly-owned subsidiary of PCCT, and Spectaire Inc., a Delaware corporation (“Spectaire”). Forward-looking statements may include, but are not limited to, statements about the PCCT’s and Spectaire’s ability to close the Business Combination, including PCCT and Spectaire being able to receive all required third-party and shareholder approvals for the Business Combination; the anticipated benefits of the Business Combination, including the potential amount of cash that may be available to the combined company upon consummation of the Business Combination and the use of the net proceeds following the redemptions by PCCT public shareholders; the anticipated timing of the Business Combination; Spectaire’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the Business Combination; the financial and business performance of Spectaire; Spectaire’s anticipated results from operations in future periods; the products and services offered by Spectaire and the markets in which it operates; the impact of health epidemics, including the COVID-19 pandemic, on Spectaire’s business and the actions Spectaire may take in response thereto. In addition, any statements that refer to projections (including EBITDA and cash flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of PCCT and Spectaire, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to: the future price of metals; the stability of the financial and capital markets; PCCT and Spectaire being able to receive all required third-party and shareholder approvals for the Business Combination; the amount of redemptions by PCCT public shareholders; and other current estimates and assumptions regarding the Business Combination and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by PCCT with the SEC and the following: the amount of any redemptions by existing holders of PCCT Class A ordinary shares being greater than expected, which may reduce the cash in trust available to Spectaire upon the consummation of the Business Combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against Spectaire or PCCT following announcement of the Business Combination; the inability to complete the Business Combination due to, among other things, the failure to obtain PCCT shareholder approval; the risk that the announcement and consummation of the Business Combination disrupts Spectaire’s current plans; the ability to recognize the anticipated benefits of the Business Combination; unexpected costs related to the Business Combination; the risks that the consummation of the Business Combination is substantially delayed or does not occur, including prior to the date on which PCCT is required to liquidate under the terms of its charter documents; Spectaire’s ability to operate as a going concern; Spectaire’s requirement of significant additional capital; Spectaire’s limited operating history; Spectaire’s history of losses; Spectaire’s ability to attract qualified management; Spectaire’s ability to adapt to rapid and significant technological change and respond to introductions of new products in order to remain competitive; Spectaire receives a significant portion of its revenues from a small number of customers and the loss of, or nonperformance by, one or more significant customers could adversely affect Spectaire’s business; Spectaire relies heavily on manufacturing operations to produce the products and the business could be adversely affected by disruptions of the manufacturing operation; Spectaire’s future growth depends on a single product; changes in governmental regulations may reduce demand for Spectaire’s products or increase Spectaire’s expenses; the effects of the COVID-19 pandemic or other global health crises on Spectaire’s business plans, financial condition and liquidity; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; potential future litigation; and Spectaire’s lack of insurance covering all of Spectaire’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Spectaire and PCCT prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed herein and attributable to Spectaire, PCCT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, Spectaire and PCCT undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

In connection with the Business Combination, PCCT filed a registration statement on Form S-4 (File No. 333-272880) (as amended, the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on September 29, 2023. The definitive proxy statement/prospectus that forms part of the Registration Statement was first distributed to PCCT’s shareholders on or about October 2, 2023 in connection with the solicitation of proxies for the vote with respect to the Business Combination and other matters described therein. This Report (including the information presented in the exhibits attached hereto) does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Business Combination. PCCT will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PCCT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS AND MATERIALS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and PCCT securityholders may obtain free copies of the proxy statement/prospectus and all other relevant documents that have been or will be filed with the SEC by PCCT through the website maintained by the SEC at www.sec.gov. The documents filed by PCCT with the SEC also may be obtained by contacting PCCT at 3109 W 50th St., #207, Minneapolis, MN, or by calling (952) 456-5300.

Participants in Solicitation

Spectaire, PCCT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from PCCT’s shareholders in connection with the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination is contained in the definitive proxy statement/prospectus filed as part of the Registration Statement on September 29, 2023. You may obtain copies of these documents free of charge by directing a written request to Spectaire or PCCT. The definitive proxy statement/prospectus was first mailed on or about October 2, 2023 to PCCT’s shareholders as of September 26, 2023, the record date for the extraordinary general meeting of PCCT to be held in connection with the Business Combination and related matters.

No Offer or Solicitation

This Report and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Subscription Agreement, dated October 4, 2023, by and between PCCT and Polar.

10.2	Sponsor Letter Agreement, dated October 4, 2023, between the Sponsor and PCCT.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Perception Capital Corp. II

Date: October 10, 2023

	By:	/s/ Rick Gaenzle
	Name:	Rick Gaenzle
	Title:	Chief Executive Officer

Exhibit 10.1

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into effectively as of October 4, 2023 (the “Effective Date”), by, between and among Polar Multi-Strategy Master Fund (the “Investor”), and Perception Capital Corp. II., a Cayman Islands exempted company (“SPAC”). Investor, and SPAC are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

WHEREAS, SPAC is a special purpose acquisition company that closed on its initial public offering on November 1, 2021, with 12 months to complete an initial business combination (the “De-SPAC”);

WHEREAS, on October 28, 2022 and April 27, 2023, SPAC held extraordinary general meetings during which SPAC’s shareholders approved proposals to extend the date by which the SPAC must consummate the De-SPAC from November 1, 2022 to November 1, 2023;

WHEREAS, as of the date of this Agreement, SPAC has not completed the De-SPAC;

WHEREAS, SPAC is seeking to raise $650,000 from existing SPAC investors to cover working capital expenses prior to the De-SPAC;

WHEREAS, pursuant to the terms and conditions of this Agreement, Investor has agreed to fund $650,000 to SPAC (the “Investor Capital Contribution”)

WHEREAS, SPAC will repay the Investor Capital Contribution as a return of capital to Investor at the closing of the De-SPAC (the “De-SPAC Closing”), in accordance with Section 1.5 below; and

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreement contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

CAPITAL CONTRIBUTION AND SUBSCRIPTION

1.1

Closing. The Investor Capital Contribution shall be made by the Investor to the SPAC in cash, within five (5) business days of the Parties entering into this Agreement, or on such date as the Parties may agree in writing (such date, the “Closing”).

1.2

Subscription. In consideration for the Investor Capital Contribution funded by the Investor and received by SPAC, SPAC (or the surviving entity following the De-SPAC Closing) will issue 0.9 shares of Class A common stock of the SPAC (the “Class A Common Stock”) for each dollar of the Investor’s Capital Contribution that has been funded as of or prior to the De-SPAC Closing (collectively, the “Subscription Shares”).

1.3

Restrictions. The Subscription Shares shall be issued or transferred (as applicable) free and clear of any liens, encumbrances or any interests of any third party and shall not be subject to any transfer restrictions or any other lock-up provisions, earn outs, or other contingencies (other than restrictions on transfer arising under applicable securities laws).

1.4

Registration. SPAC shall ensure that the Subscription Shares and any Default Shares (if applicable) are promptly registered pursuant to the first registration statement (other than any registration statement on Form S-8) filed by the SPAC or the surviving entity following the De-SPAC Closing, which shall be filed no later than 30 days after the De-SPAC Closing and declared effective no later than 90 days after the De-SPAC Closing. In connection with the De-SPAC Closing, the SPAC shall enter into a registration rights agreement with the Investor in substantially the same form as (and for the avoidance of doubt, shall be no less favorable than) any registration rights agreement by and between the SPAC and Perception Capital Partners II LLC, a Delaware limited liability company, who is the sponsor of the SPAC. It is acknowledged that investment funds managed or advised by the same manager as Investor shall be permitted transferees under any registration rights agreement or similar agreement.

1.5

Return of Capital. The Investor Capital Contribution shall not accrue interest and shall be repaid by the SPAC to the Investor, upon the De-SPAC Closing. The Investor may elect at the De-SPAC Closing to receive such repayments in cash or shares of Class A Common Stock. If the Investor elects to receive such repayment in shares, then SPAC (or the surviving entity following the De-SPAC Closing) will issue to the Investor shares of Class A Common Stock at a rate of one share of Class A Common Stock for each $10 of the Investor Capital Contribution funded by the Investor hereunder. If the SPAC liquidates without consummating a De-SPAC, any amounts remaining in the SPAC’s cash accounts, not including the SPAC’s trust account, will be paid to the Investor within five (5) days of the liquidation of the SPAC’s trust account.

1.6

Default. In the event that SPAC defaults in its obligations under Section 1.2, 1.3, 1.4, or 1.5 of this Agreement and in the event that such default continues for a period of five (5) business days following written notice to the SPAC (the “Default Date”), SPAC shall immediately issue to Investor 0.1 shares of Class A Common Stock (the “Default Shares”) for each $1.00 of Investor Capital Contribution the Investor has funded on the Default Date and shall issue to the Investor an additional 0.1 Default Shares for each $1.00 of Investor Capital Contribution the Investor has funded each month thereafter, until the default is cured; provided however, that in no event will SPAC issue any Default Shares to Investor that would result in Investor (together with any other persons whose beneficial ownership of the Class A Common Stock would be aggregated with Investor’s for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable regulations of the Securities and Exchange Commission, including any “group” of which Investor is a member) beneficially owning more than 19.9% of the outstanding shares of Class A Common Stock (“Transfer Limit”); provided further than any Default Shares that were not transferred to Investor because the transfer of such shares would have exceeded the Transfer Limit shall be promptly transferred to Investor upon written request from Investor to extent that, at the time of such request, such transfer would no longer exceed the Transfer Limit. Any such Default Shares received pursuant to this Section 1.6 shall be added to the registration statement required by Section 1.4 of this Agreement if not then effective and if such registration statement has been declared effective, SPAC shall promptly register such Default Shares, and in any event within 90 days.

1.7

Wiring Instructions. At the Closing, Investor shall advance the Investor Capital Contribution proceeds to SPAC by wire transfer of immediately available funds pursuant to the wiring instructions separately provided.

1.8	Reimbursement. On the De-SPAC Closing, the SPAC will pay the Investor an amount equal to the reasonable attorney fees incurred by the Investor in connection with this agreement not to exceed $5,000.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to each other Party as of the date of this Agreement and as of the Closing that:

3.1

Authority. Such Party has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution, delivery and performance by the Party of this Agreement and the consummation of the transfer have been duly authorized by all necessary action on the part of the relevant Party, and no further approval or authorization is required on the part of such Party. This Agreement will be valid and binding on each Party and enforceable against such Party in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer or conveyance, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

3.2

Acknowledgement. Each Party acknowledges and agrees that the Subscription Shares and Default Shares (as defined herein) have not been registered under the Securities Act or under any state securities laws and the Investor represents that, as applicable, it (a) is acquiring the Subscription Shares and Default Shares pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state securities laws, (b) will not sell or otherwise dispose of any of the Subscription Shares and Default Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable U.S. state securities laws, (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the investment and related economic terms hereunder and of making an informed investment decision, and has conducted a review of the business and affairs of the SPAC that it considers sufficient and reasonable for purposes of making the transfer, and (d) is an “accredited investor” (as that term is defined by Rule 501 under the Securities Act). Each Party acknowledges and agrees that this subscription will not be treated as indebtedness for U.S. tax purposes.

3.3

Trust Waiver. Investor acknowledges that the SPAC is a blank check company with the powers and privileges to effect a business combination and that a trust account has been established by the SPAC in connection with its initial public offering (“Trust Account”). Investor waives any and all right, title and interest, or any claim of any kind it now has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account for any claims in connection with, as a result of, or arising out of this Agreement; provided, however, that nothing in this Section 3.3 shall (a) serve to limit or prohibit Investor’s right to pursue a claim against the SPAC for legal relief against assets outside the Trust Account, for specific performance or other relief, (b) serve to limit or prohibit any claims that Investor may have in the future against the SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), or (c) be deemed to limit Investor’s right, title, interest or claim to the Trust Account by virtue of Investor’s record or beneficial ownership of securities of the SPAC acquired by any means other than pursuant to this Agreement, including but not limited to any redemption right with respect to any such securities of the SPAC.

3.4	Restricted Securities. Investor hereby represents, acknowledges and warrants its representation of, understanding of and confirmation of the following:

•

Investor realizes that, unless subject to an effective registration statement, the Subscription Shares and Default Shares cannot readily be sold as they will be restricted securities and therefore the Subscription Shares and the Default Shares must not be accepted unless Investor has liquid assets sufficient to assure that Investor can provide for current needs and possible personal contingencies;

•

Investor understands that, because following the De-SPAC Closing SPAC will be a former “shell company” as contemplated under paragraph (i) of Rule 144, regardless of the amount of time that the Investor holds the Subscription Shares and Default Shares, sales of the Subscription Shares and Default Shares may only be made under Rule 144 upon the satisfaction of certain conditions, including that SPAC is no longer a ‘shell company’ and that SPAC has not been a ‘shell company’ for at least the last 12 months—i.e., that no sales of Subscription Shares and Default Shares can be made pursuant to Rule 144 until at least 12 months after the De-SPAC; and SPAC has filed with the United States Securities and Exchange Commission (the “SEC”), during the 12 months preceding the sale, all quarterly and annual reports required under the Securities Exchange Act of 1934, as amended;

•

Investor confirms and represents that it is able (i) to bear the economic risk of the Subscription Shares and Default Shares, (ii) to hold the Subscription Shares and Default Shares for an indefinite period of time, and (iii) to afford a complete loss of the Subscription Shares and Default Shares; and

•

Investor understands and agrees that a legend has been or will be placed on any certificate(s) or other document(s) evidencing the Subscription Shares and Default Shares in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS (I) THEY SHALL HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND ANY APPLICABLE STATE SECURITIES ACT, OR (II) AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, EXISTS.”

The SPAC shall use its best efforts take all steps necessary in order to remove the legend referenced in the preceding paragraph from the Subscription Shares and Default Shares immediately following the earlier of (a) the effectiveness of a registration statement applicable to the Subscription Shares and Default Shares or (b) any other applicable exception to the restrictions described in the legend occurs.

ARTICLE III

MISCELLANEOUS

4.1

Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

4.2	Titles and Headings. The titles and section headings in this Agreement are included strictly for convenience purposes.

4.3

No Waiver. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

4.4

Term of Obligations. The term of this Agreement shall expire (6) months after the De-SPAC Closing. However, the obligations set forth herein that are intended to survive the expiration or termination of this Agreement shall survive the expiration or termination of this Agreement, including for the avoidance of doubt, the registration obligations set forth in Section 1.4, the default provision set forth in Section 1.6 and the indemnity obligations set forth in Section 4.13.

4.5

Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to its conflicts of laws rules. Each Party (a) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, the United States District Court for the District of Delaware (collectively, the “Courts”), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other Proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

4.6

WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

4.7	Entire Agreement. This Agreement contains the entire agreement between the parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either party, unless mutually approved in writing.

4.8

Counterparts. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

4.9

Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice.

If to Investor:

POLAR MULTI-STRATEGY MASTER FUND

c/o Mourant Governance Services (Cayman) Limited 94 Solaris Avenue Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

With a mandatory copy to:

Polar Asset Management Partners Inc.

16 York Street, Suite 2900

Toronto, ON M5J 0E6

Attention: Legal Department, Ravi Bhat / Jillian Bruce E-mail: legal@polaramp.com / rbhat@polaramp.com / jbruce@polaramp.com

If to SPAC: PERCEPTION CAPITAL CORP. II 3109 W 50th St., #207 Minneapolis, MN 55410 Attention: Scott Honour Email: shonour@northernpacificgroup.com

4.10

Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

4.11

Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

4.12

Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

4.13

Indemnification. SPAC agrees to indemnify and hold harmless Investor, its affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but excluding financial losses to an Indemnified Party relating to the economic terms of this Agreement), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Agreement, the performance by the SPAC of its obligations hereunder, the consummation of the transactions contemplated hereby or any pending or threatened claim or any action, suit or proceeding against the SPAC, or the Investor; provided that SPAC will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Investor’s material breach of this Agreement or from Investor’s willful misconduct, or gross negligence. In addition (and in addition to any other reimbursement of legal fees contemplated by this Agreement), SPAC will reimburse any Indemnified Party for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of SPAC. The provisions of this paragraph shall survive the termination of this Agreement.

[remainder of page intentionally left blank; signature page follows]

The Parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

SPAC:
PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

INVESTOR:
POLAR MULTI-STRATEGY MASTER FUND
By its investment advisor
Polar Asset Management Partners Inc.

By:	/s/ Andrew Ma
Name:	Andrew Ma
Title:	Chief Compliance Officer

By:	/s/ Kirstie Moore
Name:	Kirstie Moore
Title:	Legal Counsel

Exhibit 10.2

Execution Version

October 4, 2023

Perception Capital Corp. II

3109 W 50th St., #207

Minneapolis, MN, 55410

Re:	Founder Share Forfeiture Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered in order to facilitate the fundraising efforts of Perception Capital Corp. II, a Cayman Islands exempted company (the “Company”), pursuant to which Perception Capital Partners II LLC, a Delaware limited liability company (the “Sponsor”), hereby agrees with the Company as follows:

1. The Sponsor, in connection with the closing of the proposed business combination of the Company with Spectaire, Inc. (the “De-SPAC Closing”), will forfeit for cancellation 585,000 Class B ordinary shares of the Company; and

2. Following the De-SPAC Closing, to the extent that, in accordance with that certain Subscription Agreement (the “Subscription Agreement”) dated as of October 4, 2023 by and between the Company and Polar Multi-Strategy Master Fund (the “Investor”), the Company is required to issue to the Investor any Default Shares (as such term is defined in the Subscription Agreement), Sponsor will forfeit for cancellation a number of shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) equal to the number of Default Shares, if any, issued by the Company to Investor;

3. From the De-SPAC Closing until the Investor Capital Contribution (as such term is defined in the Subscription Agreement) has been repaid in full in accordance with the terms of the Subscription Agreement and all Default Shares required to be issued by the Company pursuant to the Subscription Agreement have been so issued, to the extent that any Transfer (as defined below) would cause the Sponsor to hold less than 400,000 shares of Class A Common Stock, the Sponsor shall not, without the written consent of the Company: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the U.S. Securities and Exchange Commission or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act of 1934, as amended, with respect to any shares of Class A Common Stock owned by the Sponsor; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A Common Stock owned by the Sponsor; or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i), (ii) and (iii), collectively, a “Transfer”). Any Transfer in violation of this Section 3 with respect to Class A Common Stock owned by the Sponsor shall be null and void, ab initio. The Sponsor acknowledges and agrees that, in furtherance of the foregoing, the Company shall: (a) place or cause to be placed a revocable stop order on all shares of Class A Common Stock owned by the Sponsor, including those which may be covered by a registration statement; (b) notify the Company’s transfer agent in writing of such stop order and the restrictions on the shares of Class A Common Stock owned by the Sponsor; and (c) direct the Company’s transfer agent not to process any attempts by the Sponsor to transfer any shares of Class A Common Stock except in compliance with this Section 3; and

4. This Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

2

Sincerely,

PERCEPTION CAPITAL PARTNERS II LLC
By: Northern Pacific Group, L.P.
Its: Manager

By:	/s/ Scott Honour
Name: Scott Honour
Title: President

Acknowledged and Agreed:

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name: Rick Gaenzle
Title: Chief Executive Officer

[Signature Page to Letter Agreement]